**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form N-8F

## Application for Deregistration of Certain Registered Investment Companies

## I. General Identifying Information

1. Reason fund is applying to deregister (check *only one*: for descriptions, *see* Instruction 1 above):

 [X] **Merger**

 [ ] **Liquidation**

 [ ] **Abandonment of Registration**
 (Note: Abandonments of Registration answer *only* questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

 [ ] Election of status as a **Business Development Company**
 (Note: Business Development Companies answer *only* questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Vanguard Florida Tax-Free Funds

3. Securities and Exchange Commission File No.: 811-06709

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

 [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

 P.O. Box 876, Valley Forge, Pennsylvania 19482

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

 Alexander F. Smith, Esq.
 Legal Department
 The Vanguard Group, Inc.
 P.O. Box 2600, V26
 Valley Forge, Pennsylvania 19482
 (610) 669-7310

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

 The Vanguard Group, Inc.
 100 Malvern Boulevard
 Malvern, Pennsylvania 19355
 Tel: (610) 669-1000

Note: *Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.*

8. Classification of fund (check only one):

   [X] Management Company;

   [ ] Unit investment trust; or

   [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

   [X] Open-end    [ ] Closed-end

10. State law under which the fund was organized or formed (*e.g.*, Delaware, Massachusetts):

    Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    The Vanguard Group, Inc.
    100 Vanguard Boulevard
    Malvern, Pennsylvania 19355

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Vanguard Marketing Corporation
    400 Devon Park Drive, A39
    Wayne, Pennsylvania 19087

13. If the fund is a unit investment trust ("UIT") provide:    N/A

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (*e.g.*, an insurance company separate account)?

    [ ] Yes   [X] No

    If Yes, for each UIT state:
    Name(s):

    File No.: 811-______

    Business Address:

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which board vote took place: March 21, 2013

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: July 22, 2013

If No, explain:

**II. Distributions to Shareholders**

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [] No

(a) If Yes, list the date(s) on which the fund made those distributions:

July 26, 2013

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c) Were the distributions made *pro rata* based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Pursuant to the Agreement and Plan of Reorganization, the Vanguard Florida Focused Long-Term Tax-Exempt Fund transferred substantially all of its assets to the Vanguard Long-Term Tax-Exempt Fund, a series of Vanguard Municipal Bond Funds. At the time of the transaction, each shareholder's account was credited with the number of full and fractional shares of Vanguard Long-Term Tax-Exempt equal to the number of full and fractional shares of the fund that the shareholder held at the time of the merger, by class.

(e) *Liquidations only:*

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. *Closed-end funds only:*

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed ***all*** of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

**III. Assets and Liabilities**

20. Does the fund have any assets as of the date this form is filed?
(*See question 18 above*)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

**IV. Information About Event(s) Leading to Request For Deregistration**

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $0

| | | |
|---|---|---|
| (ii) | Accounting expenses: | $3,720 |
| (iii) | Other expenses (list and identify separately): | |
| | (a) Consent of Accountant expenses | $2,280 |
| | (b) Mailing, Solicitation and Tabulation expenses | $17,231.81 |
| | (c) Typesetting and Printing | $5,125.00 |
| (iv) | Total expenses (sum of lines (i)-(iii) above): | $28,356.81 |

(b) How were those expenses allocated?

Vanguard Florida Focused Long-Term Tax-Exempt Fund, a series of Vanguard Florida Tax-Free Funds, paid its expenses ($28,356.81) associated with the Merger, and Vanguard Long-Term Tax-Exempt Fund, a series of Vanguard Municipal Bond Funds, paid all its expenses ($0) associated with the Merger.

(c) Who paid those expenses?

Vanguard Florida Focused Long-Term Tax-Exempt Fund and Vanguard Long-Term Tax-Exempt Fund paid their expenses for the Merger.

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

## V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

## VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Vanguard Long-Term Tax-Exempt Fund, a series of Vanguard Municipal Bond Funds.

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-02687

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The form of Agreement and Plan of Reorganization initially was filed on Form N-14 (Securities Act File No. 333-187812) on April 9, 2013, which was automatically effective on May 9, 2013. The executed version of the Agreement and Plan of Reorganization subsequently was made via a 497 filing on May 10, 2013.

(d) If the merger or reorganization agreement had ***not*** been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

## VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Vanguard Florida Focused Long-Term Tax-Exempt Fund, (ii) she is the Secretary and General Counsel of Vanguard Florida Focused Long-Term Tax-Exempt Fund, and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Heidi Stam
Secretary & General Counsel